1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
June 13, 2022	www.integraresources.com

INTEGRA REPORTS THICKEST GOLD-SILVER ZONE TO DATE AT SULLIVAN GULCH: 1.66 G/T AuEq OVER
397 M, EXPANDS CONTINUITY OF NEW HIGH-GRADE STRUCTURE AT SULLIVAN GULCH WITH 9.00 G/T
Au AND 491 G/T Ag (15.32 G/T AuEq) OVER 1.52 M

  Drill results from Sullivan Gulch (located on the eastern portion of the DeLamar Deposit) include:
  IDE-22-228 - Intercepts from new Sullivan Gulch, high-grade zone
    0.76 grams per tonne ("g/t") gold ("Au") and 69.50 g/t silver ("Ag") (1.66 g/t gold equivalent ("AuEq")) over 396.85 meters ("m")
  IDE-22-228 - Intercepts from new Sullivan Gulch, high-grade zone
    1.15 g/t Au and 88.21 g/t Ag (2.28 g/t AuEq) over 52.73 m
      Including 2.33 g/t Au and 184.02 g/t Ag (4.70 g/t AuEq) over 11.58 m
      Including 9.00 g/t Au and 491.00 g/t Ag (15.32 g/t AuEq) over 1.52 m
  IDE-22-228 - Intercepts from new Sullivan Gulch, high-grade zone
    0.45 g/t Au and 87.46 g/t Ag (1.58 g/t AuEq) over 51.82 m
      Including 0.59 g/t Au and 547.00 g/t Ag (7.63 g/t AuEq) over 1.52 m
      Including 2.80 g/t Au and 435.00 g/t Ag (8.40 g/t AuEq) over 1.53 m
  IDE-22-229 - Located 320 m from the pit constrained resource at Sullivan Gulch
  0.43 g/t Au and 19.75 g/t Ag (0.68 g/t AuEq) over 111.26 m
    Including 1.55 g/t Au and 227.98 g/t Ag (4.48 g/t AuEq) over 5.79 m
    Including 1.80 g/t Au and 528.00 g/t Ag (8.60 g/t AuEq) over 1.22 m
    Including 2.73 g/t Au and 49.87 g/t Ag (3.37 g/t AuEq) over 3.04 m
  Multiple intercepts released today from IDE-22-228 expand the continuity and presence of a new high-grade gold-silver zone that trends Northwest and dips Northeast at Sullivan Gulch. The discovery of this new trend was announced on May 25, 2022 and included:
    IDE-22-228 (previously released intersect)
      4.10 grams per tonne ("g/t") gold ("Au") and 446.92 g/t silver ("Ag") (9.85 g/t gold equivalent ("AuEq")) over 26.97 meters ("m")
        Including 13.47 g/t Au and 1,909.45 g/t Ag (38.05 g/t AuEq) over 5.63 m
        Including 80.40 g/t Au and 14,054.00 g/t Ag (261.28 g/t AuEq) over 0.40 m
        Including 40.74 g/t Au and 2,839.00 g/t Ag (77.28 g/t AuEq) over 0.76 m
  These drill holes confirm the strong upside potential at Sullivan Gulch: Drill hole IDE-22-228 extends mineralization approximately 150 m below the Pre-feasibility Study ("PFS") pit constrained Resource at Sullivan Gulch and drill hole IDE-22-229 was collared approximately 320 m south of the PFS pit constrained Resource.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today continue to demonstrate the size and magnitude of the low-grade disseminated gold-silver zone at Sullivan Gulch along with the potential for resource growth, including drill hole IDE-22-229 which was drilled 320 m from the pit constrained resource at Sullivan Gulch. Intercepts in drill hole IDE-22-228 also continue to demonstrate the continuity of the newly discovered high-grade gold-silver structure that trends Northwest and dips Northeast. Drill hole IDE-22-228 now includes both the highest-grade silver intercept at DeLamar (please reference the news release dated May 25, 2022) and the longest interval of low-grade mineralization to date at the Project.

"Along with intersecting the thickest continuous gold-silver intercept to date on the Project at a grade of approximately twice the average grade of the deposit, the drill hole announced today further establishes the continuity of the recently discovered high-grade zone at Sullivan Gulch. This new high-grade gold-silver discovery, residing within this large low-grade gold-silver zone, has been expanded through additional intercepts reported today, including 9.00 g/t Au and 491 g/t Ag over 1.52 M and 2.33 g/t Au and 184.02 g/t Ag (4.70 g/t AuEq) over 11.58 m, among others. These high-grade intervals occur along the new Northeast dipping structure above the recently announced discovery, suggesting the presence of multiple, high-grade structures that trend Northwest and dip Northeast at multiple depths over a strike length of at least 200 m," noted President and CEO George Salamis. "Exploration results like those reported today, both low-grade and high-grade, are further evidence that while the Company marches forward to permitting and development, the upside potential at DeLamar remains very relevant. We look forward to continued drilling at DeLamar while work continues in support of mine permitting"

The following table highlights selected intercepts from the Sullivan Gulch drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-227	194.46	259.99	65.53	2.39	60.40	3.16
including	202.08	205.13	3.05	3.40	78.90	4.41
including	214.27	215.80	1.53	3.59	40.78	4.11
including	231.04	231.65	0.61	4.78	22.76	5.07
including	256.95	258.47	1.52	2.24	84.70	3.33
IDE-22-227	310.29	444.40	134.11	0.94	32.20	1.36
including	311.81	317.91	6.10	7.77	307.43	11.73
including	311.81	313.33	1.52	9.91	75.13	10.88
including	330.10	331.62	1.52	2.17	80.59	3.21
including	343.81	345.34	1.53	4.12	14.44	4.31
including	345.34	346.86	1.52	7.64	387.00	12.62
including	436.78	438.30	1.52	3.65	7.03	3.74
IDE-22-228	0.00	396.85	396.85	0.76	69.50	1.66
IDE-22-228	120.40	173.13	52.73	1.15	88.21	2.28
including	124.97	136.55	11.58	2.33	184.02	4.70
including	127.41	128.93	1.52	9.00	491.00	15.32
including	141.12	142.65	1.53	1.70	114.00	3.17
including	167.03	168.55	1.52	1.58	210.00	4.28

IDE-22-228	317.91	319.43	1.52	2.95	5.39	3.02
IDE-22-228	345.03	396.85	51.82	0.45	87.46	1.58
including	347.47	349.30	1.83	0.20	336.04	4.52
including	356.01	357.53	1.52	0.59	547.00	7.63
including	374.29	375.82	1.53	2.80	435.00	8.40
IDE-22-229	300.53	411.79	111.26	0.43	19.75	0.68
including	304.19	309.98	5.79	1.55	227.98	4.48
including	308.76	309.98	1.22	1.80	528.00	8.60
including	329.95	332.99	3.04	2.73	49.87	3.37
IDE-22-229	422.76	460.86	38.10	0.44	13.90	0.62
including	434.95	436.47	1.52	2.23	177.00	4.51
IDE-22-229	508.41	548.03	39.62	0.38	7.05	0.47
IDE-22-229	576.99	578.21	1.22	1.31	4.46	1.37

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Sullivan Gulch:

Along with demonstrating the magnitude of the large low-grade gold-silver zone at Sullivan Gulch, the drill results announced today continue to expand the emerging high-grade vein system at Sullivan Gulch that trends Northwest and dips to the Northeast. This newly discovered structure has been intercepted at multiple depths and along a strike length of at least 200 m. These intercepts further validate the geological model that in addition to a well-defined North-northwest trending vein system that dips to the Southwest which has seen the majority of drilling at Sullivan Gulch, there exists a lithologically controlled structure in quartz latite that dips Northeast and is open to the south, laterally, and at depth.

In general, the mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. IP indicates the potential for mineralization to extend a further 900 m to the south of the southern-most drilled section of Sullivan Gulch.

To view cross sections of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/cross_section_228_nr_vuse.pdf

https://integraresources.com/site/assets/files/2572/cross_section_229_nr_vuse.pdf

To view a photo of drill core from Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_drill_core_2022june_vfinal.pdf

To view a drill plan map of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_location_dm_2022june_sm_vuse.pdf

Summer Work Program and Next Steps:

Following a brief pause, the Company expects to recommence drilling at DeLamar this summer. The proposed summer/fall drill program is being executed primarily on DeLamar private property on historic patented mining claims and is ready to proceed at the Company's discretion. Drill permits for exploration on patented claims are in process and Integra will be notifying the Idaho Department of Lands of its intent to drill, providing the Company with significant flexibility in designing and executing drill plans at the Project. In addition, the seasonal field studies are underway at the site to support the remainder of the baseline surveys that were not completed in 2021 in support of the preliminary National Environmental Policy Act ("NEPA") process and submittal of the Plan of Operations.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.